WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

May 25, 2010

Ms. Barbara C. Jacobs
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Hyperera, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-163035

Dear Ms. Jacobs:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

Page number references in the table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	—	Separate Correspondence provided
2 .	37	Disclosure concerning Director Independence added
3 .	—	Updated
4 .	31-33	Updated, see revised Results of Operations
5 .	35	Updated, see revised Shareholders Equity
6 .	36	Updated, see revised Description of Property
7-11.		See Accounting Comment Response below

Financial Statements

Note B- Significant Accounting Policies

Revenue Recognition, page F-10

7.	Revised.

The revenue recognition will follow the guidance in SAB 104 and the arrangements contain a software element within the scope of SOP 97-2.

Multiple-element Arrangement for Sales of Hardware, Software and CIS:

 For recognizing revenues for multiple-element arrangements that may include hardware, software and customized clinical information system software, the Company will consider each element individually.  The revenue for sales of hardware bundled with operation system software will be recognized based on the criteria of hardware revenue recognition.  The revenue for sales of standalone software will be recognized based on the criteria of software revenue recognition.  The revenue for sales of customized CIS system software will be recognized as two parts: the sales of CIS system software will be recognized based on the criteria of software revenue recognition; and customized professional service will be recognized when the service is performed.  The service may be invoiced on the hourly basis for the professional service performed.  For the maintenance service with fixed monthly fees or warranty service contracts, the Company will perform the service based on the maintenance service contracts and will recognize its revenue monthly or any other terms as defined in service contracts.

8.	Revised.

As of December 31, 2009, the company sold total of hardware products $66,018, and the hardware was bundled with system operation software.  There was no other software elements associated with this hardware sale.  Accordingly, the revenue recognition was based on hardware sales recognition, and no software sales revenue was separated and recognized

9.	The gross reporting is appropriate for sales, although there is a three-year distribution agreement between Beijing Chaoran and the Company.

The following indicators of gross revenue recognition are existed in the Company:

o	Acts as principal in the transaction.
o	Has risk and rewards of ownership, such as general inventory risk, risk of loss for collection, delivery and returns, and
o	Takes title to the products,
o	Flexibility in pricing
o	Assumes credit risk;
o
The company can change the products or perform part of the service, and the Company is involved in the determination of products or service specifications, and the Company customizes the supplier’s software based on customer’s needs.

For the customized CIS system software, Beijing Chaoran provides the basic CIS application modules, and such modules need to be customized based on customer’s needs or requirements.  The Company shall responsible for all installation, customization, service, and maintenance.  The Company shall assume all the warranty liabilities and software liabilities.  When a customer places an order and signs a service contract for CIS software, the Company will purchase one or more modules from Beijing Chaoran, and Beijing Chaoran will deliver the products to the Company, and then the Company uses the modules to customize them as requested by customer.  All the liabilities are assumed by the Company after Beijing Chaoran delivers its products to the Company.  Beijing Chaoran shall not responsible for any of services, warranties, and liabilities with the end users, the customers.  Accordingly, the Company is the primary obligator with customers and will incur all liabilities including the inventory risk with the customized CIS system software.

Interim Financial Statements

Note B- Significant Accounting Policies, Page F-27

10. Updated.

Note C – Related Party Transactions

11. Updated.

There was no prepaid expense as of March 31, 2010.  The detailed prepaid expense also was disclosed in Note B-Significant Accounting Policies.